Trustmark
Banking and Financial Solutions

People you trust. Advice that works.

Citigroup Smith Barney
Financial Services Conference

New York, NY

January 28, 2004

Forward Looking Statements

This presentation may contain statements of Trustmark's strategies, plans and objectives, as well as estimates of future operating results for 2004 and beyond for Trustmark Corporation as well as estimates of financial condition, operating efficiencies and revenue creation.

These statements and estimates constitute forward looking statements (within the meaning of the *Private Securities Litigation Reform Act of 1995*), which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements.

Factors that might cause such a difference include, but are not limited to, general economic conditions, changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory and technological factors affecting the company's operations, pricing, products and services.

2003 Corporate Profile

- Trustmark is an integrated provider of banking and financial solutions:
  - $ 7.9 billion in total assets
  - $ 427 million in revenue
  - $ 118.5 million in net income
  - 17.56% ROE
  - 8.71% Equity to Assets
  - 1.60% ROA
  - Investment Ratings
    - Moody's: A3
    - S&P: BBB+



Tulsa
MO
Nashville-Davidson
TN
OK
Little Rock
AR
Chattanooga
Huntsville
GA
Birmingham
Garland
Mesquite
MS
AL
Shreveport
Montgomery
TX
LA
Mobile
FL
Baton Rouge
Beaumont
Metairie
Houston
Pasadena
Copyright (C) 2003 Y-Merge.com, a service of SNL Financial
0
200.37mi

- Corporate Infrastructure:
  - Over 140 branches and 175 ATMs
  - Over 2,350 associates
  - Serving Mississippi, Tennessee, Florida and Texas (Q1 2004)

Financial Performance

Basic Earnings and Dividends Per Share


5 Yr. CAGR
Earnings Per Share
12.0%
Dividends Per Share
14.4%
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$1.14
$0.35
$1.36
$0.44
$1.50
$0.51
$1.72
$0.56
$1.95
$0.62
$2.01
$0.69
1998
1999
2000
2001
2002
2003

Financial Performance

Return on Average Equity


20.00%
18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
13.53%
14.93%
15.68%
16.98%
17.93%
17.56%
1998
1999
2000
2001
2002
2003
Total Assets
$6.4 B
$6.7 B
$6.9 B
$7.2 B
$7.1 B
$7.9 B

Financial Performance

Capital Management

($ In Thousands)	1998-2003
Net Income	$ 633,996
Cash Dividends	206,376
Share Repurchase Program	401,179


10.5%
10.0%
9.5%
9.0%
8.5%
8.0%
7.5%
7.0%
6.5%
10.26%
9.72%
9.14%
9.55%
9.52%
8.71%
9.88%
9.37%
8.79%
8.74%
8.72%
7.53%
1998
1999
2000
2001
2002
2003
Equity/Assets
Tier 1 Leverage Ratio

Share Repurchase Program
1998 thru 2003

	Number of Shares	Dollars	Average Price
Total Buy Back	18,666,752	$401,179,251	$21.49
Market Value of Stock		$545,629,161	$29.23
Implied Gain		$144,449,910	
Foregone Dividend		$33,547,329	
Implied Total Return		$177,997,239	
Remaining Authority	3,493,465		

Financial Performance

Total Earning Asset Composition



5 Yr. CAGR
Securities
0.16%
Loans
6.33%
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$5,835
$2,133
36.6%
$3,702
63.4%
$6,219
$2,204
35.4%
$4,015
64.6%
$6,318
$2,174
34.4%
$4,144
65.6%
$6,515
$1,991
30.6%
$4,524
69.4%
$6,453
$1,836
28.4%
$4,617
71.6%
$7,183
$2,150
29.9%
$5,033
70.1%
1998
1999
2000
2001
2002
2003

Financial Performance

Total Revenue ($ in thousands)

	5 Yr. CAGR
Total Revenue	6.4%
Non-Interest Income	12.6%
Net-Interest Income	3.5%


$450,000
$350,000
$250,000
$150,000
$50,000
$313,810
$86,990
27.7%
$226,820
72.3%
$344,345
$101,943
29.6%
$242,402
70.4%
$357,520
$124,540
34.8%
$232,980
65.2%
$398,894
$131,990
33.1%
$266,904
66.9%
$434,056
$141,870
32.7%
$292,186
67.3%
$427,373
$157,543
36.9%
$269,830
63.1%
1998
1999
2000
2001
2002
2003

FTE Net Interest Margin	4.33%	4.15%	3.87%	4.33%	4.85%	4.11%

Financial Performance

Credit Quality ($millions)



$80.0
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$ -
$66.2
$65.9
$65.9
$75.5
$74.8
$74.3
$15.1
$18.7
$18.2
$42.0
$37.9
$29.9
1998
1999
2000
2001
2002
2003
Allowance for loan and lease losses (ALLL)
Non-Performing Assets (NPA)

	1998	1999	2000	2001	2002	2003
NPA/Total Loans + ORE	0.41%	0.46%	0.44%	0.93%	0.82%	0.59%
Net Charge Offs/Average Loans	0.21%	0.24%	0.25%	0.35%	0.33%	0.21%

Loan Composition

As of December 31, 2003 ($ in millions)

Total Loans:
$5,033


Loans Held for Sale
2.2% $113
Commercial & Industrial 15.6%
$786
Consumer
15.7%
$788
State/Political Subs 3.4%
$173
Other
1.7% $87
Construction
8.1% $406
1-4 Family 33.1%
$1,664
Non Farm – Non Residential
20.2%
$1,016

Deposit Composition

As of December 31, 2003 ($ in millions)



Total Deposits:
$5,089
Savings
16.3% $828
CDs 33.8%
$1,718
Interest Bearing
Transactions 23.8%
$1,214
Non Interest
Bearing DDAs
26.1% $1,329

Financial Performance

2003 Revenue by Line of Business ($ in millions)

Total Revenue: $427.4


Treasury & Other $36.5 8.6%
Wealth Management $24.9 5.8%
Commercial $51.2 12.0%
Insurance $17.6 4.1%
Mortgage $61.3 14.3%
Consumer Non-Branch $24.8 5.8%
Consumer Branch $211.1 49.4%

Strategic Focus

- Invest in higher growth markets to become regional financial services provider
- Maximize profitability in lower growth markets
- Integration of Wealth Management
- Prudent investments to support revenue growth
- Continue to build shareholder value

Strategic Accomplishments

- **Corporate Governance**
  - Corporate Governance Quotient ranks in 99th percentile according to Institutional Shareholder Services (ISS)
  - Ranked 6th in the Russell 3000 as rated by ISS for Corporate Governance
  - Compliance with Sarbanes-Oxley Act
  - Successful re-audit by KPMG
  - Selected to be on Jim Jubak's list of "Clean Stocks"

Strategic Accomplishments

- **Loan and Deposit Growth**
  - Loans increased $415 million, or by 9.0%, to $5.0 billion in 2003
    - Commercial Loans increased $267 million
    - Mortgage Loans increased $199 million
    - Consumer Loans decreased $51 million
  - Deposits increased $403 million, or by 8.6%, to $5.1 billion
    - Non-interest bearing deposits increased $75.5 million
    - Interest bearing transaction deposits increased $354 million
    - CDs decreased $26.5 million

Strategic Accomplishments

- **Wealth Management**
  - Duane Dewey selected to head division
  - Trustmark's Wealth Management Group restructured to include:
    - Trustmark Securities, Inc.
    - Trustmark Investment Advisors, Inc.
    - Trust Division of Trustmark National Bank
    - Private Banking

Strategic Accomplishments

- **Technology**
  - Credit Process Redesign
    - Right sized loan operations staffing
    - Implemented B2B for business loan originations and APPRO for consumer loan originations
    - Reaffirmed loan officer lending authority systemwide
  - Transaction Image Archive
    - Prime pass capture of all transaction documents
    - On-line access of all transaction images
    - Decreased reliance on paper and microfilm in back office operations
  - Improved Electronic Delivery Channels
    - Converted to premier internet banking provider – S1
    - Provides expanded features: image viewing, account alerts, and inter-day reports

Strategic Accomplishments

- **Mergers and Acquisitions**
  - Entered Florida market with purchase of 7 Emerald Coast Bank offices serving markets from Destin to Panama City
  - Pending purchase of 5 Allied Houston Bank offices in Houston
  - Positioned for potential significant transactions
    - Revised charter and bylaws to provide additional financial management flexibility
    - Received investment grade ratings from Moody's and Standard and Poors'
    - Filed $200 million shelf registration

Strategic Focus
Jackson

- **Demographics**
  - **Population – 448 thousand** **2.5% growth from 2003-08**
  - **Median HHI – $43,739** **14.3% growth from 2003-08**
  - **Deposits – $6.4 billion**
- **Trustmark has 38 offices, $2.4 billion in loans, $2.4 billion in deposits, #1 deposit market share of 40.7%**
- **Strategic Focus**
  - **Maintain market position and profitability**
  - **Integrate Wealth Management Platform**
  - **Selective branching in higher growth areas**
  - **Harry Walker, President of Jackson Metro, and 3 community bank presidents manage the market**

Mississippi Economic Development

Nissan Motor Plant

- In May, 2003, the first vehicle rolled off the assembly line of the Nissan facility located in Canton, Mississippi, 15 miles north of Jackson.
- The $1.4 billion facility will produce 400,000 vehicles, consisting of five different models, per year and employ 5,300 people.
- Nearly 17 miles of conveyor run throughout the plant, and over 850 robots help make the plant one of the most advanced in the world.
- By 2010, more than 26,000 additional high-wage jobs are expected to be created by the suppliers and support industries emerging around the state.
- Site selection magazine listed Mississippi as one of the top ten states in the nation for locating industry.
- Forbes magazine also ranked two Mississippi cities in its list of the 150 “Best Places for Businesses and Careers.”


NISSAN
MISSISSIPPI

Strategic Focus
Memphis

- **Demographics**
  - **Population – 1.2 million** **3.5% growth from 2003-08**
  - **Median HHI – $45,698** **18.0% growth from 2003-08**
  - **Deposits – $24.0 billion**
- **Trustmark has 21 offices, $686 million in loans, $625 million in deposits, #5 deposit market share of 2.7%**
- **Strategic Focus**
  - **Enhance market position and profitability**
  - **Integrate Wealth Management Platform**
  - **Selective Branching**
  - **Sam McClatchy – Seasoned Trustmark Executive with local market experience**

Strategic Focus
Florida's Emerald Coast

- **Demographics**
  - **Population – 380 thousand 8.8% growth from 2003-08**
  - **Median HHI – $42,618 13.4% growth from 2003-08**
  - **Deposits – $4.7 billion**
- **Trustmark has 7 offices, $246 million in loans, $220 million in deposits, #8 deposit market share of 4.5%**
- **Strategic Focus**
  - **Enhance market position and profitability**
  - **Integrate Wealth Management Platform**
  - **Introduce Insurance Services**
  - **Selective Branching**
  - **John Sumrall – Florida CEO, native of market and president of Chamber of Commerce**

Strategic Focus
Houston

- **Demographics**
  - **Population – 4.4 million** **9.9% growth from 2003-08**
  - **Median HHI – $49,676** **16.2% growth from 2003-08**
  - **Deposits – $83.7 billion**
- **Coming in March …**
  - **5 offices, $158 million in loans, $160 million in deposits**
- **Strategic Focus**
  - **Branding**
  - **Selective Branching**
  - **Middle market commercial lending**
  - **Lee Cutrone – Texas CEO, formerly president of Compass Bank's Houston operations**

Trustmark
Banking and Financial Solutions

People you trust. Advice that works.